FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  26 April 2006


                                File no. 0-17630


                               Directorate Change



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be
part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.





Enclosure: Directorate Change



26 April 2006


BOARD CHANGE AT CRH


Mr. John Wittstock, an executive Director of CRH plc since January 2002 and Managing Director Europe Products & Distribution based in the Netherlands since October 2004, has decided for personal reasons to return to the United States and accordingly resigns from the CRH Board with effect from today. We are pleased that John will be remaining with CRH, assuming overall responsibility for MMI Products, Inc., the acquisition of which was announced by the Group today. MMI will be the foundation of a fifth product group for CRH's Americas Products & Distribution Division and represents a major new platform for expansion in product segments which offer significant organic and development growth opportunities for the Group.


Mr. Liam Hughes who has been Acting Managing Director Europe Products & Distribution since late 2005 will continue in this role.


The CRH Board understands the personal factors underlying John's decision. John has made an outstanding contribution to CRH in his various senior executive roles in both the United States and Europe, and as a Director. The Board wishes him well in his new role with MMI, an important new development platform for CRH in the Americas.



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland

TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com

WEBSITE www.crh.com

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



     SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  26 April 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director